Exhibit 99.1

C&N ANNUAL REPORT CREATING OUR FUTURE

TABLE OF CONTENTS You&Us – Editor Introduction 4 Lead&Guide – C&N Leadership 6 President&CEO – Shareholder Letter 8 Dollars&Sense – C&N Financial Profile 11 Q uarterly Share Data O perations Comparisons E nd of Period Balances C onsolidated Financial Data C &N Wealth Management Awards&Recognition 17 Community&Commitment 22 2

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YOU&US

At C&N, we've long known the value of togetherness. It's at the heart of what we do, from how we build relationships with every client to how we become an integral part of the communities we call home. In 2020, while our physical togetherness was limited, the hardships of the year only served to reinforce our belief that the best way for everyone to succeed is together. Business owners & lenders. Investors & planners. You&Us, always.

Despite all of the challenges 2020 brought, we were able to accomplish some amazing things. To keep clients abreast of seemingly ever-changing information, we created timely communications.

And to continue to build personal, one-on-one relationships even when social distancing was necessary, we connected with all of you in unprecedented ways, including:

- 17,778 calls answered in our Client Care Center
- 606 online chat sessions
- 433,921 email communications to customers

To implement the newly created Paycheck Protection Program (PPP) loans, we worked with local businesses to protect their companies and employees. In all, we were able to fund over $168 Million in PPP Loans to over 1,500 local businesses, saving the paychecks of over 16,000 local workers. In addition, we celebrated other accomplishments in the face of adversity, such as:

- Wysox remodel completed in June 2020
- New Towanda office completed in July 2020
- Closed on Covenant merger on July 1, 2020, transitioning thousands of new customers to C&N
- Contactless Debit cards kicked off in September 2020
- ClickSWITCH launch in October 2020

That's what you call making the best of a challenging year.

That's what's possible when we all come together, and together we can create our future. That's C&N.

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LEAD GUIDE We are grateful to our Board members for lending their expertise to further the mission of C&N and for providing us with valuable insight into the communities we serve. EXECUTIVE TEAM Mark A. Hughes, EVP and Director Financial Division Deborah E. Scott, EVP and Director Trust Division Janice Ward, EVP and Chief Wealth Management Officer Stan R. Dunsmore, EVP and Chief Credit Officer Tracy E. Watkins, EVP and Director of Human Resources J. Bradley Scovill, President & CEO Shelley L. D’Haene, EVP and Senior Operations Officer Harold F. Hoose, III, EVP and Director of Lending John M. Reber, EVP and Director of Risk Management Thomas L. Rudy, Jr., EVP and Director of Branch Delivery BOARD OF DIRECTORS Robert G. Loughery, President, Nehemiah Development Company Stephen M. Dorwart, CPA, Fischer Dorwart, P.C. Terry L. Lehman, CPA - Retired Certified Public Accountant Leonard Simpson, Attorney at Law & Sullivan County District Attorney Timothy E. Schoener, VP & CIO, UPMC Pinnacle Frank G. Pellegrino, Owner & Developer, Carlton Associates, LLC Susan E. Hartley, Attorney at Law Bobbi J. Kilmer, President & CEO, Claverack Rural Electric Cooperative Aaron K. Singer, President & CEO, Metalkraft Industries, Inc. Clark S. Frame, Retired Chairman of the Board, Monument Bank Leo F. Lambert, Chairman, President/GM Fitzpatrick & Lambert, Inc. J. Bradley Scovill, President & CEO, C&N CORPOR ATE OFFICERS Mark A. Hughes, Treasurer Kimberly N. Battin, Corporate Secretary J. Bradley Scovill, President & CEO 6

Bradford & Sullivan Counties Evan R. Barnes Casandra K. Blaney James A. Bowen Krystle R. Bristol Laura C. Cimino Warren J. Croft John M. Estep Zachary R. Gates Taunya Knolles Rosenbloom J. Wesley Kocsis Dr. Stephen D. Laudermilch Kimberly J. Mastrantonio Ryan D. Morales Jeffrey B. Paul Damian M. Rossettie William B. Saxe Eric Schoonover Mark W. Smith Andrew R. Wilcox Cameron, McKean & Potter Counties John A. Abplanalp David Mark Errick Joseph R. Kightlinger Lori J. Reed Andrea F. Streich Edwin W. Tompkins, III Lycoming County Robert T. Beiter Thomas F. Charles John M. Confer Roger D. Jarrett Daniel K. Mathers Jeffrey M. Patterson John F. Perrotto Tyler L. Rhone Camela A. Rooney David A. Schall Melissa M. Young York County Thomas K. Baughman Matthew R. Doran Nicholas E. Hauck Ryan A. Myers Alex E. Snyder Bucks & Chester Counties Glenda R. Childs Carolina Cabrera DiGorgio Joseph A. Fluehr, IV Thomas Hebel Linda J. Kilroy Daniel Paul Marrazzo Karen J. Miller Louis Quattrocchi Gary B. Rubin Michael J. Rush Irving N. Stein David E. Thompson James Watts Tioga County Brian A. Bicksler Lawrence J. Connolly Matthew S. DeCamp Craig Eccher Mark R. Howe John C. Kenyon Danielle M. Lee Scott E. Lewis Anthony L. Mosso David C. Murdock Mary C. Owlett William W. Roosa Ray E. Wheeland John S. Johnston ADVISORY BOARD 7

Dear Shareholder, The COVID-19 pandemic rocked the world in 2020 and was the catalyst for changes that will impact life for many years. The World Health Organization (WHO) declared the pandemic on March 11, 2020 and the health emergency took over daily life across the globe. In the U.S., federal and state authorities implemented stay at home orders and passed a variety of new laws and regulations designed to protect the health of Americans. The potential financial consequences of these restrictions were recognized and the Federal Reserve and U.S. government took unprecedented actions to support American households and businesses, as well as provide bankers with flexibility and tools to deliver assistance. While equity markets were hit hard late in the first quarter, certain sectors recovered quickly and the major averages ended the year at record levels. The Federal Reserve pumped liquidity into the system and reduced the fed funds rate target to 0% - .25%. Longer-term rates followed this lead, flattening the yield curve at historically low levels. Congress quickly passed the CARES Act making financial support and new lending programs available at a massive scale. These efforts stabilized the economy and assisted in substantially reducing the unemployment rate following the initial spike. As the pandemic’s impact continued to wreak havoc on everyday life for many people over the course of 2020, public uncertainty and frustration became serious issues. The health and related economic issues were accompanied by election year political discord and social and racial unrest. At year-end, optimism resulting from the start of widespread vaccine distribution was muted by the second wave of the virus. The C&N Team’s response to all these challenges has been quietly heroic. Our mission of creating value through lifelong relationships and the strength of our values-based culture passed all tests in 2020. We focused on the health and welfare of our Team, customers and communities with a sense of calm, confidence, and persistence. Embedded in this approach is an energy and urgency to create value as we perform our essential role of assisting customers with their financial health through this period of crisis. This energy is reflected in the origination of $515 million in loans during the year, including $166 million of PPP loans closed with 1,500 customers and $250 million of residential mortgages. In Towanda, we relocated to a new, state-of-the-art facility and completed a refresh of our branch in Wysox. We continued to invest in our digital products to enhance the customer experience in an increasingly mobile world. We held our Annual Shareholders, board and committee, internal management, and advisory board meetings, as well as all employee Celebration events, virtually. Our Giving Back, Giving Together focus on feeding the community by supporting local food PRESIDENT CEO The C&N Team’s response to all these challenges has been quietly heroic. Our mission of creating value through lifelong relationships and the strength of our values-based culture passed all tests in 2020. 8

OUR CORE VALUES TEAMWORK Together we are stronger. RESPECT Value one another. RESPONSIBILITY & ACCOUNTABILITY Work like you own it. EXCELLENCE Do your best. Every day. Every time. INTEGRITY Do the right thing when no one is looking. CLIENT-FOCUS Consider your customer in everything you do. HAVE FUN Work hard! Play hard! WIN! banks has provided over 500,000 meals to our friends and neighbors since last April and we adopted a corporate Diversity & Inclusion statement that will serve to guide our D&I efforts moving forward. All of this was accomplished while coordinating with teammates in new, remote work locations. On July 1st, we closed the acquisition of Covenant Bank and completed the systems conversion later in the third quarter. When combined with the 2019 addition of Monument Bank, we now enjoy a $900 million franchise in C&N’s southeast region with results that exceeded our projections. Importantly, the integration of our teams and culture has gone very well and we are optimistic about the region’s contribution to franchise growth and future earnings. After adjusting for merger related expenses, gains on the sale of securities and losses on prepayment of borrowings for both 2020 and 2019, earnings for the year ending December 31, 2020, grew by 17% and earnings per share by 5% compared to 2019, reflecting the benefits of growth related to the Covenant and Monument acquisitions. Net interest income for the year increased 24% due to the larger balance sheet and despite a decline in the net interest margin to 3.69% from 3.86% a year earlier. The provision for loan losses increased $3.1 million as compared to 2019, including the impact in 2020 of a $2.2 million charge-off on one commercial loan. Total noninterest income grew by 26% compared to 2019 with gains on mortgage sales serving as the primary driver, although a variety of other sources contributed, as well. Noninterest expenses, excluding merger related costs and losses on prepayment of borrowings, increased 22%. This growth was substantially due to the inclusion of the former Monument for the full year in 2020 compared to nine months in 2019 and Covenant expenses for the second half of 2020. Increased data processing/IT costs, professional fees and various other expenses also contributed. As reflected in this report, C&N entered 2020 in a position of strength, sustained a strong risk profile through the pandemic and executed on our business model. This is especially evident in our capital ratios following the two recent acquisitions and the ongoing challenges relating to the pandemic. They remain at levels that demonstrate the capacity to absorb significant credit losses, if they arise, while continuing to meet regulatory guidelines to remain “well 9 capitalized.” Further, these levels, combined with our historically strong currency relative to peers, enable us to pursue growth opportunities that will enhance franchise value moving forward. While the stock price was down significantly during the year, the adjustment was consistent with the overall banking sector. We were pleased to continue the regular quarterly dividends of $0.27 per share throughout the year, the same level as 2019. During 2020, Dennis F. Beardslee retired from the Board of Directors after serving for 21 years. Dennis provided C&N with leadership, advice and good counsel throughout his tenure. We thank him and wish him well. We also welcomed Stephen M. Dorwart and Robert G. Loughery to the Board as part of the Covenant acquisition. Stephen joined the Covenant board in 2007 as an original member and is a CPA with 30 years of experience. Rob is a real estate investor and developer and former Chair of the Bucks County Board of Commissioners. Both gentlemen are active in the community and bring deep regional knowledge and continuity to C&N. Deborah E. Scott retired from her position as Director of the Trust Department at the end of 2020, after 22 years as the leader of this important business line. Her unique ability to build client relationships earned her respect across our markets as assets under management and administration increased from $300 million to over $1.3 billion during her tenure. Prior to her departure, Debbie worked with our new Chief Wealth Management Officer, Janice E. Ward, to provide for a smooth transition. Jan is a Certified Financial Planner, holds a law degree, and joined C&N in June from Berkshire Bank in Lenox, Massachusetts where she served as SVP and Senior Fiduciary Officer for its Wealth Management Group. We wish Debbie good health and happiness as she begins her retirement and look forward to Jan’s leadership moving forward. As we turn our attention to 2021, the Team at C&N is aligned and motivated to build on the progress and lessons learned over the past year. This Team’s commitment to our customers and communities, through their steadfast caring and support for one another, has been inspiring and reflects the culture and strength of our relationships. These relationships will remain important as we continue to follow through on integration efforts and navigate the challenges of COVID together. Their demonstrated commitment to our mission, whether in the office or from their homes, will continue to create long- term value by positively impacting the lives of everyone connected with C&N. Thank you to our shareholders for your confidence in this team and support of your Company. J. Bradley Scovill President & CEO ....C&N entered 2020 in a position of strength, sustained a strong risk profile through the pandemic and executed on our business model. As we turn our attention to 2021, the Team at C&N is aligned and motivated to build on the progress and lessons learned over the past year. 10

DOLL AR S SENSE Trades of the Corporation’s stock are executed through various brokers who maintain a market in the Corporation’s stock. The Corporation’s stock is listed on NASDAQ Capital Market Securities with the trading symbol CZNC. The following tables show the approximate high and low sales price of the common stock during 2020 and 2019. 2020 High Low Cash Dividends Declared 2020 QUARTERLY SHARE PRICE DATA $30.00 $22.50 $15.00 $7.50 $0.00 First Quarter Third Quarter Fourth Quarter Second Quarter High Low First quarter $29.06 $15.69 $0.27 Second quarter 22.89 16.20 0.27 Third quarter 20.76 14.92 0.27 Fourth quarter 20.84 16.05 0.27 2019 High Low Cash Dividends Declared First quarter $27.07 $23.60 $0.37 Second quarter 29.25 25.02 0.27 Third quarter 27.00 22.52 0.27 Fourth quarter 28.58 24.23 0.27 11

FIVE-YEAR SUMMARY

Operations Comparison

DILUTED EARNINGS PER SHARE
(In Thousands)



$1.80
$1.50
$1.20
$0.90
$0.60
$0.30
$0.00
2020
2019
2018
2017
2016

CASH DIVIDENDS DECLARED PER SHARE



$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
2020
2019
2018
2017
2016

INCOME STATEMENT (In Thousands)	2020	2019	2018	2017	2016
Interest and dividend income	$77,160	$64,771	$50,328	$45,863	$44,098
Interest expense	9,595	10,283	4,625	3,915	3,693
Net interest income	67,565	54,488	45,703	41,948	40,405
Provision for loan losses	3,913	849	584	801	1,221
Net interest income after provision for loan losses	63,652	53,639	45,119	41,147	39,184
Noninterest income excluding securities gains	24,344	19,284	18,597	16,153	15,511
Net gains on securities	169	23	2,033	257	1,158
Loss on prepayment of borrowings	1,636	0	0	0	0
Merger-related expenses	7,708	4,099	328	0	0
Noninterest expense excluding loss on prepayment of debt and merger-related expenses	55,609	45,438	39,158	36,967	34,744
Income before income tax provision	23,212	23,409	26,263	20,590	21,109
Income tax provision	3,990	3,905	4,250	7,156	5,347
Net income	$19,222	$19,504	$22,013	$13,434	$15,762
Net income attributable to common shares	$19,106	$19,404	$21,903	$13,365	$15,677

PER COMMON SHARE DATA	2020	2019	2018	2017	2016
Basic earnings per share	$1.30	$1.46	$1.79	$1.10	$1.30
Diluted earnings per share	$1.30	$1.46	$1.79	$1.10	$1.30
Cash dividends declared per share	$1.08	$1.18	$1.08	$1.04	$1.04
Book value per common share at period-end	$18.84	$17.82	$16.02	$15.43	$15.36
Tangible book value per common share at period-end	15.30	$15.66	$15.05	$14.45	$14.37
Weighted average common shares outstanding - basic	14,743,386	13,298,736	12,219,209	12,115,840	12,032,820
Weighted average common shares outstanding - diluted	14,747,048	13,321,559	12,257,368	12,155,136	12,063,055

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FIVE-YEAR SUMMARY End of Period Balances 2020 2019 2018 2017 2016 $1,700,000 $1,500,000 $1,300,000 $1,100,000 $900,000 $700,000 $500,000 GROSS LOANS (In Thousands) 2020 2019 2018 2017 2016 $2,400,000 $2,000,000 $1,600,000 $1,200,000 $800,000 $400,000 $0 TOTAL ASSETS (In Thousands) END OF PERIOD BALANCES (In Thousands) 2020 2019 2018 2017 2016 Available-for-sale debt securities $349,332 $346,723 $363,273 $355,937 $394,106 Gross loans 1,644,209 1,182,222 827,563 815,713 751,835 Allowance for loan losses 11,385 9,836 9,309 8,856 8,473 Total assets 2,239,100 1,654,145 1,290,893 1,276,959 1,242,292 Deposits 1,820,469 1,252,660 1,033,772 1,008,449 983,843 Borrowings and subordinated debt 91,183 144,847 48,768 70,955 64,629 Stockholders’ equity 299,756 244,452 197,368 188,443 186,008 Common shares outstanding 15,911,984 13,716,445 12,319,330 12,214,525 12,113,228 AVERAGE BALANCES (In Thousands) 2020 2019 2018 2017 2016 Total assets 2,009,825 1,540,469 1,276,140 1,247,759 1,229,866 Earning assets 1,856,487 1,437,993 1,205,429 1,169,569 1,147,549 Gross loans 1,445,098 1,057,559 822,346 780,640 723,076 Deposits 1,586,409 1,213,687 1,027,831 990,917 970,447 Stockholders’ equity 273,351 229,446 187,895 188,958 188,373 13

FIVE-YEAR SUMMARY

End of Period Balances



DEPOSITS
(In Thousands)
$1,800,000
$1,500,000
$1,200,000
$900,000
$600,000
$300,000
0
2020
2019
2018
2017
2016



STOCKHOLDERS' EQUITY
(In Thousands)
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
2020
2019
2018
2017
2016

KEY RATIOS	2020	2019	2018	2017	2016
Return on average assets	0.96%	1.27%	1.72%	1.08%	1.28%
Return on average equity	7.03%	8.50%	11.72%	7.11%	8.37%
Average equity to average assets	13.60%	14.89%	14.72%	15.14%	15.32%
Net interest margin (1)	3.69%	3.86%	3.90%	3.82%	3.76%
Efficiency (2)	59.87%	60.73%	59.69%	60.74%	59.22%
Cash dividends as a % of diluted earnings per share	83.08%	80.82%	60.34%	94.55%	80.00%
Tier 1 leverage	10.09%	13.10%	14.78%	14.23%	14.27%
Tier 1 risk-based capital	15.63%	19.19%	23.24%	21.95%	22.48%
Total risk-based capital	17.55%	20.70%	24.42%	23.07%	23.60%
Tangible common equity/tangible assets	11.15%	13.22%	14.50%	13.95%	14.15%
Nonperforming assets/total assets	1.10%	0.80%	1.37%	1.47%	1.43%
Nonperforming loans/total loans	1.42%	0.88%	1.94%	2.10%	2.07%
Allowance for loan losses/total loans	0.69%	0.83%	1.12%	1.09%	1.13%
Credit adjustment on purchased non-impaired loans and allowance for loan losses as a % of total loans and the credit adjustment	1.05%	0.93%	1.12%	1.09%	1.13%
Net charge-offs/average loans	0.16%	0.03%	0.02%	0.05%	0.09%

(1) Rates of return on tax-exempt securities and loans are calculated on a fully-taxable equivalent basis.
(2) The efficiency ratio is calculated by dividing: (a) total noninterest expense excluding merger-related expenses and losses from prepayment of debt, by (b) the sum of net interest income (including income from tax-exempt securities and loans on a fully-taxable equivalent basis) and noninterest income excluding securities gains or losses.

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QUARTERLY CONSOLIDATED FINANCIAL DATA

The following table presents summarized financial data for 2020 & 2019

2020 (In Thousands Except Per Share Data) (Unaudited)	1ST QUARTER MAR. 31	2ND QUARTER JUNE 30	3RD QUARTER SEPT. 30	4TH QUARTER DEC. 31
Interest income	$17,037	$16,513	$21,751	$21,859
Interest expense	2,755	2,267	2,469	2,104
Net interest income	14,282	14,246	19,282	19,755
Provision (credit) for loan losses	1,528	(176)	1,941	620
Net interest income after provision (credit) for loan losses	12,754	14,422	17,341	19,135
Other income	5,281	5,528	6,970	6,565
Net gains on available-for-sale debt securities	0	0	25	144
Loss on prepayment of borrowings	0	0	0	1,636
Merger-related expenses	141	983	6,402	182
Other expenses	12,912	12,274	14,648	15,775
Income before income tax provision	4,982	6,693	3,286	8,251
Income tax provision	816	1,255	438	1,481
Net income	$4,166	$5,438	$2,848	$6,770
Net income attributable to common shares	$4,146	$5,405	$2,830	$6,727
Net income per share – basic	$0.30	$0.39	$0.18	$0.43
Net income per share – diluted	$0.30	$0.39	$0.18	$0.43

2019 (In Thousands Except Per Share Data) (Unaudited)	1ST QUARTER MAR. 31	2ND QUARTER JUNE 30	3RD QUARTER SEPT. 30	4TH QUARTER DEC. 31
Interest income	$13,065	$17,139	$17,139	$17,290
Interest expense	1,350	2,934	3,000	2,999
Net interest income	11,715	14,205	14,277	14,291
(Credit) provision for loan losses	(957)	(4)	1,158	652
Net interest income after (credit) provision for loan losses	12,672	14,209	13,119	13,639
Other income	4,406	4,849	4,963	5,066
Net gains on available-for-sale debt securities	0	7	13	3
Merger-related expenses	311	3,301	206	281
Other expenses	10,696	11,422	11,486	11,834
Income before income tax provision	6,071	4,342	6,403	6,593
Income tax provision	981	693	1,096	1,135
Net income	$5,090	$3,649	$5,307	$5,458
Net income attributable to common shares	$5,063	$3,630	$5,281	$5,431
Net income per share – basic	$0.41	$0.27	$0.39	$0.40
Net income per share – diluted	$0.41	$0.27	$0.39	$0.40

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WEALTH MANAGEMENT DATA

The following table presents summarized financial data for C&N's Wealth Management.

TRUST ASSETS UNDER MANAGEMENT


$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
2020
2019
2018
2017
2016

TRUST REVENUE


$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
2020
2019
2018
2017
2016

WEALTH MANAGEMENT

(In Thousands)	2020	2019	2018	2017	2016
Trust Assets Under Management	$1,103,228	$1,007,113	$862,517	$916,580	$879,844
Trust Revenue	$6,321	$6,106	$5,838	$5,399	$4,760

INVESTMENTS

(In Thousands)	2020	2019	2018	2017	2016
Mutual Funds	$697,010	$611,539	$506,201	$536,731	$507,473
Stocks	223,543	207,847	172,695	194,099	179,345
Bonds	104,833	101,966	103,037	104,184	100,249
Savings and money market funds	63,069	71,936	68,129	69,659	80,860
Miscellaneous	7,873	7,346	6,798	6,069	6,864
Real Estate	6,797	6,349	5,517	5,681	4,876
Mortgages	103	130	140	157	177
Total	$1,103,228	$1,007,113	$862,517	$916,580	$879,844

ACCOUNTS

(In Thousands)	2020	2019	2018	2017	2016
Pension/profit sharing	$439,739	$402,062	$342,501	$374,499	$369,916
Investment management	344,688	307,068	256,430	256,348	223,737
Trusts	209,273	196,660	176,428	185,300	177,860
Custody	99,273	89,241	79,786	93,598	98,844
Estates	6,927	9,175	4,941	4,397	7,367
Guardianships	3,328	2,907	2,431	2,438	2,120
Total	$1,103,228	$1,007,113	$862,517	$916,580	$879,844

Some products are not FDIC insured or guaranteed, not a deposit or other obligation of the bank, not guaranteed by the bank and are subject to investment risk, including possible loss of the principal amount invested and are not insured by any other federal government agency.

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AWARDS RECOGNITION C&N CARES AWARD Recognizes those who went the extra mile to support their local communities. Cindy Carll, Coudersport Dalelyn Colquhoun, Doylestown Ryan Satalin, Wellsboro CULTUR AL EXCELLENCE AWARD Recognizes those who embody C&N’s mission, vision & values. Halle Niklaus, Williamsport Nicole Wilson, Wellsboro Jamie Butters, Wellsboro Holly Young, Wellsboro Chrissi Hume, Tioga Royena Aragona, Doylestown Halle Niklaus, Old Lycoming SPIRIT OF SERVICE AWARD Recognizes those who have a positive attitude and help their teammates. Katelyn Ackley, Wellsboro Teri Snyder, Sayre David Nagle, Sayre Brandy Allen, Wellsboro Roxanne Criswell, Williamsport Crystal Barrett, Mansfield BEST TEAM PARTNER AWARD Deposit Operations TOP INDIVIDUAL PERFORMER AWARD Felicia Crumb, Wellsboro Rochelle Stack, Athens Kelsey Harer, Liberty Sarah Russell, Knoxville C&N GROWTH AWARD Thomas Howley, Doylestown Crystal Bristol, Troy Alyssa Higham, Wellsboro Ashley Woods, Wellsboro 17

TEAM CULTURAL EXCELLENCE AWARD All of C&N TOP PERFORMING TEAM Mortgage Team 2020 MILLION DOLLAR CLUB Lenders who closed $1,000,000 or more in loans in a calendar month: JANUARY Michelle Rae Andee Bryan Mike Wetzel FEBRUARY Michelle Rae Linda Gordner Courtney Cole Ryan Satalin MARCH Michelle Rae Linda Bowen Rachel Brill Courtney Cole APRIL Stacey Sickler Linda Gordner Patrick Davis Andee Bryan Rachel Brill Linda Bowen Tyler Sones Michelle Rae Kathi Heimbach Ryan Satalin Kevin Dougherty Bruce Smithgall Harold Hoose Courtney Cole Amy Van Blarcom-Lackey Halle Niklaus James Miller Brian Collins Lindsey Pickering Daniel Miller Robert Burns Michael Kilgour Clay Schuler Chrissi Hume Pat Ibach Ben Crowley Jill Pino MAY Rachel Brill Patrick Davis Linda Gordner Kathi Heimbach Michelle Rae Stacey Sickler Andee Bryan Linda Bowen Tyler Sones Michael Kilgour Kevin Dougherty Brian Collins Halle Niklaus Ben Crowley Chrissi Hume Mike Wetzel JUNE Stacey Sickler Linda Gordner Patrick Davis Linda Bowen Tyler Sones Michell Rae Rachel Brill Kathi Heimbach Andee Bryan Jeff Grove Jill Pino JULY Patrick Davis Rachel Brill Linda Gordner Andee Bryan Michelle Rae Kathi Heimbach Linda Bowen Tyler Sones Jay Power Kevin Dougherty Greg Adamson Bruce Smithgall Bob Kile Earl Clevenstine Thomas Howley AUGUST Linda Gordner Patrick Davis Rachel Brill Andee Bryan Michelle Rae Tyler Sones Kathi Heimbach Stacey Sickler Linda Bowen Ryan Satalin Cynthia Zamroz David Plummer Robert Kile Jill Pino SEPTEMBER Michelle Rae Pat Davis Rachel Brill Linda Bowen Stacey Sickler Kathi Heimbach Linda Gordner Kim Whiting Tyler Sones Brian Collins Bob Kile Jill Pino OCTOBER Patrick Davis Linda Gordner Michelle Rae Linda Bowen 18

RAINMAKERS Team members who referred over $100,000 in closed business to C&N Wealth Management. Rachel Brill Tyler Sones Kathi Heimbach Kim Whiting Dan Miller Kevin Dougherty Kate Shepherd Brian Collins Earl Clevenstine Bob Kile Bruce Smithgall Jill Pino NOVEMBER Patrick Davis Michelle Rae Kathi Heimbach Linda Gordner Linda Bowen Rachel Brill Kim Whiting Kate Shepherd Jill Pino DECEMBER Patrick Davis Michelle Rae Jill Pino Linda Bowen Kathi Heimbach Stacey Sickler Linda Gordner Kelly Fasse Tyler Sones Kim Whiting Kevin Dougherty Courtney Cole Greg Adamson Earl Clevenstine JANUARY Traci Spencer Kerry Bliler FEBRUARY Kerry Bliler Stacey Sickler Kelly Latimer MARCH Ginger Reap Leslie Raymond Kelly Latimer Kathy Wesneski Crystal Barrett APRIL Dawn Shoemaker Kerry Bliler Ryan Satalin Kelsey Harer MAY Diane Egly Rhonda Washburn Kerry Bliler JUNE Kelly Fasse Chrissy Nolte Amy Ward JULY Crystal Barrett Wesley O’Neil Elizabeth Loman Tom Maclin AUGUST Melody Rosenberg Tom Maclin Chrissy Nolte Mary D’Ottavio Janette Frey Dawn Shoemaker SEPTEMBER Phyllis Jensen Quincy Fry Dawn Shoemaker OCTOBER Dawn Shoemaker Barb Yanchuck Rhonda Washburn Crystal Barrett Chrissy Nolte Tom Maclin NOVEMBER Ron Seymour Jennifer Moyer DECEMBER Jill Pino 19

2020 RETIREES SERVICE AWARDS RECIPIENTS Nola Gross, Coudersport 44 Nancy Tubbs, Wellsboro 33 Debra Topf, Wellsboro 32 Deborah Scott, Wellsboro 22 Melissa Peters, Troy 16 Donna Bowers, Tioga 16 Sheila Kingsley, Athens 15 Elaine Wagner, Wellsboro 14 Carolyn Jeanquart, Warminster 12 Candace Bower, Williamsport 12 Susan Evans, South Williamsport 10 John Hosey, Warminster 8 F. Neil Lindenfelser, Doylestown 4 40 Years of Service Mark Miller Joan Rohe 30 Years of Service Kathleen Heimbach Lynn Errico 25 Years of Service Joanna Moore Kimberlea Whiting Karen Blackwell 20 Years of Service Philip Prough Thomas Rudy Jr. Melanie Kellogg Janice Wilcox Michael Wetzel Jr. Janelle Tombs Mark Hughes Ruth Wilkinson Denise Mattison Janis Bartlett Dawn Shoemaker Jennifer Schultz Courtney Baker 15 Years of Service Cody Bowen Kevin Dougherty Linda Macensky Brandi Nowakowski Brian Tevlin Stacy Elliott Samantha Pecynski Sara Jennings Christina Moyer 10 Years of Service Lesley Clayton Susan Evans Crystal Barrett Traci Spencer 5 Years of Service Brad Scovill Andrew Rendos Kimberly Gardner Brittany Rouse Kristina Reynolds Amy Johnson Christopher Hume Jr. Nicole Wilson Halle Niklaus Katelyn Ackley Rachael Friese Cory Snyder Amy Ward Diana Carson Name/Office: Years of Service 20

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  5 years ago, our team asked to do more for the people in our community. As a company, C&N has always attracted teammates who have a strong sense of giving. It was something we were already doing, but we thought that if we gave it more structure and focused on one cause at a time, we could do more and make a bigger impact. So, we rolled out Giving Back, Giving Together. In its first year, we supported local food banks. We set the goal at $10,000, asking our teams to get creative and have fun with it. It was our teams who took the initiative to put together fundraisers and collect donations, breathing life into the program to make it the success that it is. The first year, we quickly surpassed our $10,000 goal, raising $50,000. Since then, the program has continued to build momentum and we are now averaging around $65,000 a year. We’ve supported several great causes, including food banks, emergency services, children in need, public libraries and, most recently, our military servicemembers. And best of all, every dollar raised from this program stays local to help the people who live here. From January 2019 to March 2020, our team members raised $87,133 for 17 organizations that have made it their mission to ensure local military members have access to the care and support they need. The donations help in several ways, including providing them with gas cards and rides to treatments, paying for $415,507 Monetary Donations 30,226 Item Donations Feeding our Community :: Volunteer Emergency Services :: Children in Need :: Literacy & Public Libraries :: Honoring Military Servicemembers :: Fighting Hunger 22

  Feeding our Community :: Volunteer Emergency Services :: Children in Need :: Literacy & Public Libraries :: Honoring Military Servicemembers :: Fighting Hunger alterations to make homes more accessible, and helping them meet the basic needs of military personnel and their families. In 2020, C&N team members and community members voted to support local food banks and backpack programs—a cause that’s become even more important with the COVID-19 pandemic. Millions of people are out of work and are now relying on food banks for their next meal. Meanwhile, food banks are receiving fewer donations, the supply of many necessities is constrained and volunteers, many of whom are seniors, are hesitant to volunteer in person. As a result, the Central PA Food Bank reached out to C&N to ask for help to meet the increased demand and C&N’s Board of Directors responded with a $40,000 donation to help with immediate needs. At that time, team members also began fundraising efforts, collected donations and volunteered their time to help. Over the last 9 months, C&N team members have raised $44,199. This, combined with C&N’s corporate donation of $40,000 to the Central PA Food Bank, totals $84,199, which will provide over 500,000 meals to local residents. C&N team members have also donated 1,734 food items and volunteered 153 hours for our local food bank partners. 1,031 Volunteer Hours $84,199 Funds raised for “Fighting Hunger” 50,000 25,000 75,000 100,000 23